Andrew B. Szafran Senior Vice President & CFO 2201 Waukegan Rd., Suite 300 Bannockburn, Illinios 60015 www.apaccustomerservices.com	v 847.374.1949 f 847.236.5451 abszafran@apacmail.com
September 27, 2010
Via EDGAR & UPS Overnight
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	APAC Customer Services, Inc. Form 10-K for Fiscal Year Ended January 3, 2010 Filed March 1, 2010 File No. 000-26786
Dear Mr. Shuman:
This letter sets forth the responses of APAC Customer Services, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated September 3, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended January 3, 2010 (the “Form 10-K”).
We have reproduced below the Staff’s comment set forth in the Comment Letter. Immediately following such comment is the Company’s response in italics. The Company’s response in this letter corresponds to the number in the Staff’s comment in the Comment Letter.
Part III Information (incorporated by reference from the definitive proxy statement filed on April 28, 2010)
Annual Cash Incentive, page 26
1. We note your response to comment 6 of our letter dated June 22, 2010 regarding the competitive harm that you believe would result from disclosure of the specific performance targets underlying your 2009 cash bonus payments. We are unable to concur with your conclusion that disclosure of these targets reasonably threatens competitive harm. In this regard, it is unclear from your response how disclosure of the revenue and pre-tax goals for your 2009 MIP would cause you competitive harm since your 2009 financial results have already been disclosed. If you are unable to provide satisfactory support for the conclusion that disclosure of specific performance targets for a completed financial period reasonably threatens competitive financial harm, you should disclose those targets in your response and confirm that you will disclose such performance targets in your future 10-K filings.

RESPONSE:
In future filings, beginning with the 2011 Proxy Statement (for fiscal 2010), the Company will further expand its disclosure in the Compensation Discussion and Analysis to detail the goals and final results for all the performance measures which are included in the calculation of the Named Executive Officers’ incentive payments, unless the Company believes that the performance targets are not material or that disclosure of incentive plan goals will cause competitive harm, in which case the Company will provide to the SEC on a supplemental basis a detailed explanation for its conclusion if required. The following is illustrative of the type of disclosure the Company will include in future filings (using the approved 2009 performance measures and results by way of example):
* * * * *
For 2009, the performance objectives (and the related weightings), thresholds, targets, maximums and results for calculating the Named Executive Officers’ awards were as follows:
2009 Management Incentive Plan
Financial Measures

		Revenue	PTP*	Total
Weighting		50%	50%

Performance Targets
Slope		125%	133%
Max	200%	$362.1	$28.8
Target	100%	$289.7	$21.7
Actual 2009 Results		$293.2	$34.7
% to Target		101%	160%
% Earned		105%	282%
% Earned w/ cap		105%	200%
% Payout		52%	100%	152%

*	PTP is defined as “pre-tax profit or net income before taxes.”

The MIP for 2009 was determined based upon performance against two components, Revenue and PTP (Pre-Tax Profit or IBT). Revenue was weighted 50% and PTP was weighted 50%. Each component had a payout of 100% based upon achieving the individual Target amount. Each component could payout above 100% based upon overachievement of each individual Target, up to a Maximum payout of 200%. The Slope of the payout from Target to Maximum was 125% for Revenue and 135% for PTP, meaning that the Maximum for Revenue was set 25% above Target and for PTP was 35% above Target. Performance between Target and Maximum is interpolated.
We believe this letter is fully responsive to your last letter. Please call me at (847) 374-1949 or Robert Nachwalter, General Counsel, at (847) 236-5452 if you have any comments or questions, or if we can be of any assistance.
Sincerely,
/s/ Andrew B. Szafran
Andrew B. Szafran
Senior Vice President & CFO

cc:
/ Securities and Exchange Commission
David Edgar — Staff Accountant
Christine Davis — Assistant Chief Accountant
Matthew Crispino — Staff Attorney
Patrick Gilmore — Accounting Branch Chief
Robert B. Nachwalter — APAC Customer Services, Inc.

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